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SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2010** (MM/DD/YY) AND ENDING **December 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CU Investment Solutions, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9701 Renner Blvd., Suite 350
(No. and Street)

Lenexa	**KS**	**66219**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T. Doherty **913-227-6076**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

11440 Tomahawk Creek Parkway	**Leawood**	**KS**	**66211**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Michael T. Doherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CU Investment Solutions, Inc. as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael T. Doherty
Signature

President
Title

Evelyn D. Wallace
Notary Public

EVELYN D. WALLACE
Notary Public - State of Kansas
My Appt. Expires 8/29/14

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

Contents

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

CU INVESTMENT SOLUTIONS, INC.

We have audited the accompanying statement of financial condition of CU Investment Solutions, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CU Investment Solutions, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in notes 1 and 4 to the financial statements, the Company has an uncertainty related to its ownership structure. The Company's parent, U.S. Central Bridge Corporate Federal Credit Union ("U.S. Central Bridge"), is under the conservatorship of the National Credit Union Administration ("NCUA"). The NCUA has publicly announced that U.S. Central Bridge is targeted not to exist beyond September 30, 2012. Our opinion on the financial statements is not qualified with respect to that matter.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Leawood, Kansas
February 24, 2011

Statement of Financial Condition

		December 31, 2010
Assets		
Cash	$	4,282,682
Receivables:		
Due from affiliates		15,366
Accrued interest		14,893
Customers		64,994
Advisory fees		7,490
Non-customers		190,096
Total receivables		292,839
Securities owned, at fair value		2,685,403
Deferred income taxes, net		4,961
Other assets		15,379
Total Assets	$	7,281,264
Liabilities and Stockholder's Equity		
Liabilities:		
Due to affiliates	$	58,126
Accounts payable and accrued expenses		526,907
Income taxes payable		10,806
Total Liabilities		595,839
Stockholder's Equity		
Common stock, no par value, 2,000 shares authorized, 800 shares issued and outstanding		4,066,909
Retained earnings		2,618,516
Total Stockholder's Equity		6,685,425
Total Liabilities and Stockholder's Equity	$	7,281,264

See accompanying notes to financial statements.

CU Investment Solutions, Inc.
(a Wholly Owned Subsidiary of U.S. Central Bridge FCU)

Statement of Operations

		Year Ended December 31, 2010
Revenue		
Transaction and advisory revenue	$	6,768,391
Consulting service revenue from parent		184,388
Principal transactions		59,680
Total Revenue		7,012,459
Expenses		
Salaries and benefits		496,397
Shared service fees paid to parent		883,165
Professional and outside services		3,983,523
Travel and incidentals		1,658
Office occupancy and administration		3,136
Data processing		14,255
Other		70,453
Total Expenses		5,452,587
Net Income Before Income Taxes		1,559,872
Income Tax Expense (Benefit)		
Current		608,377
Deferred		(5,440)
Total Income Tax Expense (Benefit)		602,937
Net Income	$	956,935

See accompanying notes to financial statements.

CU Investment Solutions, Inc.
(a Wholly Owned Subsidiary of U.S. Central Bridge Corporate FCU)

Statement of Changes in Stockholder's Equity

	Shares		Common Stock		Retained Earnings		Total
Balance, January 1, 2010	2,000	$	4,066,909	$	1,661,581	$	5,728,490
Net income	-		-		956,935		956,935
Balance, December 31, 2010	2,000	$	4,066,909	$	2,618,516	$	6,685,425

See accompanying notes to financial statements.

Statement of Cash Flows

Year ended December 31,		2010
Cash flows from operating activities		
Net income	$	956,935
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income tax expense		(5,440)
Net premium amortization on securities owned		86,705
Net change in unrealized (gains)/losses on securities owned		14,074
Realized gains on securities sold		(2,130)
Changes in operating assets and liabilities:		
Receivable from customers		(120,673)
Other receivables		(915)
Securities owned		2,637,661
Other assets		1,300
Income tax payable		2,400
Accounts payable and accrued expenses		40,713
Due from affiliates, net		(3,207)
Net cash provided by operating activities		3,607,423
Net increase in cash		3,607,423
Cash		
Beginning of year		675,259
End of year	$	4,282,682
Supplemental cash flow information		
Cash paid during the year for income taxes	$	605,977

See accompanying notes to financial statements.

1. Nature of Organization

CU Investment Solutions, Inc. (the "Company") is registered with the Securities and Exchange Commission as a securities broker/dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the State of Kansas. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company was incorporated in Kansas on December 21, 1988, and is a wholly owned subsidiary of U.S. Central Bridge Corporate Federal Credit Union ("U.S. Central Bridge"). The Company provides services to U.S. Central Bridge, corporate credit unions, and natural person credit unions throughout the United States.

The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all customers' accounts and maintains the related records. The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(i) of that Rule.

Prior to October 1, 2010, the Company was a wholly owned subsidiary of U.S. Central Federal Credit Union (U.S. Central), which was placed into conservatorship on March 20, 2009, by the National Credit Union Administration (NCUA), its primary regulator. On October 1, 2010, U.S. Central was liquidated by the NCUA. Following the liquidation of U.S. Central on October 1, 2010, certain assets and liabilities, including U.S. Central's ownership interest in the Company, were transferred to U.S. Central Bridge – a newly formed corporate credit union, in conservatorship, chartered by the NCUA to provide a temporary safe haven for certain of the products and services previously provided by U.S. Central to corporate credit unions and their natural person credit union members. The NCUA has publically announced that U.S. Central Bridge has a limited existence, and will wind down operations and cease to exist not later than September 30, 2012 (24 months after October 1, 2010, the date it assumed all ownership interests in the Company).

Because the Company is a wholly owned subsidiary of U.S. Central Bridge, and because U.S. Central Bridge's charter can not extend beyond September 30, 2012, management of the Company is evaluating alternative ownership structures. Any sale or transition to an

1. Nature of Organization (Continued)

alternative ownership structure must be approved by the NCUA as Conservator of U.S. Central Bridge.

The Company's revenues are generated from contractual relationships with corporate and natural person credit union clients. Those corporate credit union clients also are members of U.S. Central Bridge. Additionally, the Company obtains several required support services from U.S. Central Bridge pursuant to a written shared services agreement. A sale or transition to an alternative ownership structure would require the approval of FINRA and could have an impact on these relationships, and in turn, on the financial operations of the Company. Significant considerations include;

- Revenues earned and fees paid are primarily between the Company and its corporate and natural person credit union clients, based on contractual relationships with each. Changes to the Company's ownership structure could have an impact on these relationships.

- Historically, the Company has earned consulting service fees from, and paid shared services expenses to, its parent – U.S. Central or U.S. Central Bridge. The nature and extent of these intercompany transactions are more fully described in Note 4, Related Party Transactions. Alternative vendors for services previously provided to the Company by its parent are being evaluated.

- The Company has in place a secured borrowing arrangement with U.S. Central Bridge that is more fully described in Note 8, Commitments. Also, employees of the Company participate in a defined contribution retirement plan sponsored by U.S. Central Bridge, which is described in Note 6, Retirement Plan. Alternatives for the secured borrowing arrangement and defined contribution benefit plan are being evaluated.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to U.S. generally accepted accounting principles and reflect practices appropriate to the industry in which the Company operates.

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents funds on deposit at financial institutions. Principally all cash was held on deposit at U.S. Central Bridge ($4,134,141 at December 31, 2010).

Securities Transactions

Customer securities transactions are recorded on a settlement-date basis, generally within three business days after trade date, with related transaction revenue recorded on a trade-date basis. In certain cases, another broker/dealer or customer will fail to deliver securities to the Company, and as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and settles cash when the security is delivered.

Proprietary securities transactions, executed for the Company, are recorded on a trade-date basis. As of December 31, 2010, securities owned consisted of highly rated mortgage-related and government agency securities, which are carried at fair value based on observable market transactions. Unrealized gains and losses are included in principal transactions on the accompanying statement of operations. Interest and dividend revenues are accounted for on an accrual basis. Trading expenses associated with proprietary security transactions are recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (Continued)

Transaction, Advisory, and Consulting Service Revenues

Transaction, advisory, and consulting service revenues, which represent fees paid by corporate and natural person credit unions for securities transactions, are recognized when earned, generally when the services are rendered or the transactions occur.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statements and the tax bases of assets and liabilities using enacted rates. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The deferred tax expense or benefit recognized in the statements of operations represents the change in the deferred tax asset balance. Although the Company is a wholly owned subsidiary of U.S. Central Bridge, the Company files federal and state income tax returns on a separate company basis, since U.S. Central Bridge is a tax exempt organization.

Fair Value Measurement

The Company follows Accounting Standards Codification (ASC) 820 *Fair Value Measurements and Disclosures.* ASC 820 establishes a hierarchy for determining the fair value of financial and non-financial instruments. The hierarchy consists of three levels of valuations based on the evidence used to determine the valuation. ASC 820 requires that the highest level of valuation available be used. A "Level 1" valuation is a quoted market price for a particular (or identical) asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price (in an active market) is not available, but all significant inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management or outside parties. Securities owned and measured at fair value on a recurring basis are summarized below as of December 31, 2010.

2. Summary of Significant Accounting Policies (Continued)

	Fair Value Using			Total Fair Value
	Level 1	Level 2	Level 3	
Securities owned				
U.S. Government agencies	$ -	$ 1,507,260	$ -	$ 1,507,260
Mortgage-related	-	1,178,143	-	1,178,143
Total securities owned	$ -	$ 2,685,403	$ -	$ 2,685,403

U.S. Government Agency securities and mortgage-related obligations are priced utilizing industry-standard models that consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace and are classified as Level 2.

Comprehensive Income

Comprehensive income is the change in equity of business transactions and all other events and circumstances from non-owner sources. The Company did not have components of other comprehensive income during the year ended December 31, 2010. As a result, comprehensive income is the same as net income.

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASU") No. 2010-06, "*Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*," which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance also clarifies certain existing disclosure requirements in ASC 820-10. The guidance became effective for the Company with the reporting period beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for the Company with the reporting period beginning January 1, 2011, with early adoption permitted. The adoption of this new guidance did not have an impact on the financial statements.

3. Principal Transactions

Principal transactions consisted of the following for the year ended December 31, 2010:

		2010
Net interest income	$	64,956
Dividends from investment in U.S. Central Bridge share account		6,668
Realized gains on securities sold		2,130
Change in net unrealized losses on securities		(14,074)
Total	$	59,680

4. Related-Party Transactions

Through a master service agreement, the Company is authorized and appointed to effect sales of financial instruments or products issued or provided by U.S. Central Bridge including, but not limited to, U.S. Central Bridge shares and share certificates and such other financial instruments or products U.S. Central Bridge may offer. In its capacity as adviser, the Company provides advice to U.S. Central Bridge with respect to new product development, structuring of financial products and services, and customer support. The fees for providing these services are classified as consulting service revenue from parent on the statement of operations and amounted to $184,388 for the year ended December 31, 2010. These amounts are negotiated with U.S. Central Bridge and do not necessarily represent the fees that would have been charged by a third party for the same or similar services. Due to changes in U.S. Central Bridge's asset/liability management strategies subsequent to the liquidation action by the NCUA in the fourth quarter of 2010, the Company will no longer provide support for U.S. Central Bridge products and, as such, does not expect to receive any future shared services fee income.

U.S. Central Bridge provides various shared support services for the Company, including market risk reporting, accounting, legal, brokerage and clearance costs, personnel administration, office space, web page maintenance, and data processing services. During the year ended December 31, 2010, the Company was charged $883,165 for these services. These amounts are based on U.S. Central Bridge's costs to provide the services and do not necessarily represent the cost that would be charged by a third party for these services.

During the year ended December 31, 2010, the Company recorded transaction and advisory revenues from members of U.S. Central Bridge totaling $6,768,391.

Amounts due to or from affiliates represent receivables or payables with U.S. Central Bridge or its subsidiaries.

As of December 31, 2010, the Company had cash on deposit in U.S. Central Bridge share accounts of $4,134,141, classified as cash on the statement of financial condition.

As discussed further in Note 8, the Company has a line-of-credit agreement with U.S. Central Bridge.

5. Income Taxes

The provision for income taxes differs from the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

Computed expected federal tax expense	$	530,356
State taxes, net of federal benefit		72,534
Other		47
Total income tax expense	$	602,937

Deferred income taxes are recorded based upon differences between the financial statements and tax bases of assets and liabilities. The Company's deferred income tax asset at December 31, 2010 consisted of unrealized losses on investment securities.

The Company follows the provisions of ASC 740, *Income Taxes*. At December 31, 2010 the Company did not have any significant uncertain tax positions which did not meet the more likely than not measurement threshold.

The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. It is reasonably possible that the amount of unrecognized tax benefits will increase during the next 12 months, however we do not expect any potential change to have a material effect on the results of operations or financial position of the Company.

The Company is no longer subject to income tax examinations in significant jurisdictions for years before 2007.

6. Retirement Plan

The Company's employees participate in a defined contribution retirement plan sponsored by U.S. Central Bridge.

Under the terms of the plan, participants of the Company may immediately contribute a percentage of their salary up to certain limitations as defined by the Internal Revenue Service. After the participant completes one year of service, the Company matches 50% of the participant contribution, up to 6% of the salary of the participant. The employer matching contributions vest immediately.

6. Retirement Plan (Continued)

The Company also previously contributed 5% of each participant's salary, up to certain limitations as defined by the IRS. The Company began making these contributions after the employee completes one year of service. These amounts are fully vested after four years of service. Effective July 1, 2009, the Company discontinued the 5% employer-fixed contribution but the vesting period for previous contributions remained unchanged.

During the year ended December 31, 2010, the Company contributed $7,565 to the plan.

7. Business Risk and Concentrations

In the normal course of business, the Company acts in the capacity of principal in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2010, did not have a material adverse effect on the financial statements of the Company.

As of December 31, 2010, the Company provided its advisory and transaction services solely to corporate credit unions and members of corporate credit unions throughout the United States. As such, the Company's business is reliant upon its relationship with corporate credit unions and their natural person credit union members.

8. Commitments

As a source of liquidity, the Company has entered into an arrangement with U.S. Central Bridge, whereby U.S. Central Bridge may extend credit to the Company in an amount up to $50 million. All advances under this agreement shall be secured by assets controlled by the Company, bear a rate of interest determined by U.S. Central Bridge, and, unless otherwise requested by the Company, be for a period of one day. As of December 31, 2010, there were no amounts outstanding under this facility.

As an additional source of liquidity, the Company has entered into a master repurchase agreement with a third party, whereby the Company may sell securities to the third party under an agreement to repurchase the same securities at a later date. As of December 31, 2010, no amounts were outstanding under this agreement.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies.

At December 31, 2010, the Company had net regulatory capital of $2,386,748, which was $2,286,748 in excess of the required net capital of $100,000.

Also, the ratio of aggregate indebtedness to net regulatory capital for the Company is not permitted to exceed 15:1. As of December 31, 2010, the ratio of aggregate indebtedness to net capital for the Company was .25 to 1.

10. Subsequent Events

In accordance with ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 24, 2011, which is the date these financial statements were available to be issued. All subsequent events requiring disclosure as of December 31, 2010, have been incorporated into these financial statements herein. No events requiring adjustment to the financial statements were identified.

ADDITIONAL INFORMATION

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhm-pc.com

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

The Board of Directors

CU INVESTMENT SOLUTIONS, INC.

In planning and performing our audit of the financial statements of CU Investment Solutions, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NYSE Arca exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Leawood, Kansas
February 24, 2011

CU Investment Solutions, Inc.
(a Wholly Owned Subsidiary of U.S. Central Bridge Corporate FCU)

Schedule I
Computation of Net Capital Under Rule 15c 3-1 and Statement Pursuant to Rule 17a-5(d)(4)

		December 31, 2010
Total Stockholder's Equity	$	6,685,425
Non-Allowable Assets		
Accounts receivable:		
Aged Receivables		190,096
Advisory fees		7,490
Due from affiliates		15,366
Accrued interest over 30 days		7,625
Current and deferred income taxes recoverable		4,961
Other assets		15,379
Total Non-Allowable Assets		240,917
Deduction for Cash with Affiliate		3,930,429
Deduction for Excess Insurance Deductible		18,000
Total Deductions and Charges		3,948,429
Net Capital Before Haircuts on Securities		2,496,079
Haircuts on Securities		(109,331)
Net Capital	$	2,386,748
Aggregate Indebtedness		
Due to affiliates	$	58,126
Accounts payable and accrued expenses		526,877
Income taxes payable		10,806
Total Aggregate Indebtedness	$	595,809
Regulatory Minimum Net Capital		
(Greater of $100,000 or 6 2/3% of Total Aggregate Indebtedness)	$	100,000
Excess Net Capital	$	2,286,748
Ratio of Aggregate Indebtedness to Net Capital		0.25 to 1

Schedule I
Computation of Net Capital Under Rule 15c 3-1 and Statement Pursuant to Rule 17a-5(d)(4)

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II-A and the computation contained herein.

CU Investment Solutions, Inc.
(a Wholly Owned Subsidiary of U.S. Central Bridge Corporate FCU)

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c 3-3
of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

CU Investment Solutions, Inc.
(a Wholly Owned Subsidiary of U.S. Central Bridge Corporate FCU)

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c 3-3 of the Securities and Exchange Commission

The company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements according to the provision of Rule 15c3-3 (k)(2)(ii).

MHM Mayer Hoffman McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

our roots run deep



CU Investment Solutions, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

For the year Ended December 31, 2010

MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

CU Investment Solutions, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

For the year Ended December 31, 2010

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors

CU Investment Solutions, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by CU Investment Solutions, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the NYSE Arca exchange (together, the Specified Parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including wire transfers and bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the SIPC Assessment Detail worksheet, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the SIPC Assessment Detail worksheet, supporting the adjustments, noting no differences; and

5. We noted on Form SIPC-7 that no prior year overpayment was applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Leawood, Kansas
February 24, 2011

Schedule of Assessment Payments

General assessment			$ 16,972
Less payments made:	**Date Paid**	**Amount**	
	7/26/2010	$ 8,937	(8,937)
		$ -	-
Interest on late payment(s)			-
Total assessment balance and interest due			$ 8,035